

15045773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 **SEC**

ANNUAL AUDITED REPORT **Mail Processing**
FORM X-17A-5 **Section**
PART III FEB 25 2015

FACING PAGE **Washington DC**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-48389

REPORT FOR THE PERIOD BEGINNING ___January 1, 2014___ AND ENDING ___December 31, 2014___
                                          Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___Kempen & Co. U.S.A., Inc.___

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan   212-376-0132
                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue Suite 200   East Hanover   New Jersey   07936
(Address)   (City)   (State)   (Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*   *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __John McGowan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of __Kempen & Co. U.S.A., Inc.__

as of __December 31, 2014__ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

_____

_____
Signature

_____
Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAULINE D BOWIE
Notary Public - State of New York
NO. 01BO6307651
Qualified in Bronx County
My Commission Expires Jul 7, 2018

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc., as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kempen & Co. U.S.A., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

1

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE



KEMPEN & CO. U.S.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	3,086,304
Due from Parent		4,300,359
Property and equipment - at cost, net		68,568
Other assets		240,528
	$	7,695,759

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	89,360
Taxes payable		35,120
Security deposit payable		85,404
		209,884

Commitments

Stockholder's equity

Capital stock - $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding		10
Additional paid-in capital		3,263,979
Retained earnings		4,221,886
		7,485,875
	$	7,695,759

See notes to financial statements.

KEMPEN & CO. U.S.A., Inc.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues

Revenue - Parent	$	3,753,861
Interest income		12,363
		3,766,224

Expenses

Compensation and benefits	2,152,956
Occupancy and equipment, net of sublease income	136,349
Communications	249,858
Professional and consulting fees	248,939
Depreciation	19,139
Other operating expenses	720,955
	3,528,196

Income before income taxes		238,028
Income taxes		108,563
Net income	$	129,465

See notes to financial statements.

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2014	1,000	$ 10	$3,263,979	$4,092,421	$ 7,356,410
Net income	-	-	-	129,465	129,465
Balance, December 31, 2014	**1,000**	**$ 10**	**$3,263,979**	**$4,221,886**	**$ 7,485,875**

See notes to financial statements.

4

KEMPEN & CO. U.S.A., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	129,465
Adjustment to reconcile net income to net cash		
used in operating activities		
Depreciation		19,139
Changes in assets and liabilities		
Due from Parent		(848,783)
Other assets		(24,077)
Accounts payable, accrued expenses and other liabilities		(25,051)
Net cash used in operating activities		(749,307)
Cash flows from investing activities		
Acquisition of property and equipment		(11,315)
Net decrease in cash and cash equivalents		(760,622)
Cash and cash equivalents, beginning of year		3,846,926
Cash and cash equivalents, end of year	$	3,086,304
Supplemental cash flow disclosures		
Income taxes paid	$	58,920

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Kempen & Co. N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition
The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 6.6% for the year ended December 31, 2014.

Depreciation
Depreciation is computed using the straight-line method over estimated useful asset lives, which is seven years.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Federal, state, and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2 - PROPERTY AND EQUIPMENT - AT COST, NET

Property and equipment consist of the following:

Office equipment	$ 66,336
Furniture and fixtures	69,817
	136,153
Less - Accumulated depreciation	67,585
	$ 68,568

3 - RELATED PARTY TRANSACTIONS

The Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 6.6% for the year ended 2014.

Due from Parent arises from the recording of revenue described above less the allocation of certain direct expenses from the Parent. The balance at December 31, 2014 is comprised of cash held in a bank account at an affiliate of the Parent totaling $3,816,309 and $499,653 of current commission's receivable; these balances are offset by $15,603 of expenses due to the parent related to certain expense allocations.

3 - RELATED PARTY TRANSACTIONS (Continued)

The Company has recorded $396,418 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 66,648
State and city	41,915
	$108,563

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment.

5 - PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2014 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2014 was approximately $61,000.

6 - COMMITMENTS

The Company leases office space under a non-cancellable lease, which expires on November 23, 2017. The lease requires monthly lease payments of $20,140 and stipulates a 2% escalation of annual rent on each anniversary of the lease commencement date and an additional 6% increase on the fourth anniversary. Deferred rent relating to the new lease for the year ended December 31, 2014 was approximately $43,000 and is included in accounts payable, accrued expenses and other liabilities. Additionally, the Company has entered into a letter of credit agreement in the amount of $171,000 for the security deposit associated with the lease. This amount plus interest is included in other assets. The letter of credit was extended for one year increments on August 30, 2014.

6 - COMMITMENTS (Continued)

During 2011, the Company entered into a non-cancellable sublease with a subtenant, which expires on November 23, 2017. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the Company has collected a security deposit in the amount of $85,404.

The future minimum rental payments and receipts are as follows:

Year Ending December 31,	Future Minimum Payments	Future Minimum Receipts	Net Minimum Payment
2015	$ 262,000	$ (131,000)	$ 131,000
2016	267,000	(134,000)	133,000
2017	250,000	(125,000)	125,000
	$ 779,000	$ (390,000)	$ 389,000

Gross rent expense was approximately $260,000 for the year ended December 31, 2014, net of approximately $130,000 of sublease income from a subtenant. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $2,876,420, which exceeded requirements by $2,626,420. The ratio of aggregate indebtedness to net capital was .073 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

KEMPEN & CO. U.S.A., INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital

Total stockholder's equity	$	7,485,875
Less - Non-allowable assets		
Due from Parent		(4,300,359)
Fixed assets		(68,568)
Other assets		(240,528)
Net capital	$	2,876,420

Computation of aggregate indebtedness

Accounts payable, accrued expenses and other liabilities	$	89,360
Taxes payable		35,120
Security deposit payable		85,404
Aggregate indebtedness	$	209,884

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	13,992
Minimum dollar requirement		250,000
Net capital requirement		
(greater of minimum net capital or dollar requirement)	$	250,000

Excess net capital	$	2,626,420

Excess net capital at 1000 percent	$	2,855,432

Ratio: aggregate indebtedness to net capital		.073 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Kempen & Co. U.S.A., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE



KEMPEN & CO USA

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I John Mc Gowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2014 without exception.

Dated _February 18, 2015_ By: _____

Kempen & Co. USA | 880 Third Avenue, 17th Floor | New York, NY 10022 | T:+1 212 376 0130 | F:+1 212 376 0139 | www.kempen.com



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
of Kempen & Co. U.S.A., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kempen & Co. U.S.A., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kempen & Co. U.S.A., Inc.'s compliance with the applicable instructions of Form SIPC-7. Kempen & Co. U.S.A., Inc.'s management is responsible for Kempen & Co. U.S.A., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

14

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

KEMPEN & CO. U.S.A., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2014

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2014		$ 9,415.56
Payment schedule:		
Overpayment from prior year amended SIPC-7		322.07
SIPC-6	7/13/2014	4,587.76
SIPC-7	1/16/2015	5,155.24
Overpayment to be applied to 2014		$ (649.51)

See independent accountants' agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).